Biomotion Sciences
250 Park Avenue, 7th Floor
New York, NY 10177
Telephone: (212) 572-6395

July 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Franklin Wyman
Kevin Vaughn
Daniel Crawford
Tim Buchmiller

Re:	Biomotion Sciences
Registration Statement on Form S-4
SEC File Number 333-279281

Dear Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biomotion Sciences hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 4:30 p.m. Eastern time on July 16, 2024, or as soon as practicable thereafter.

Please contact Brian N. Wheaton, Esq., at Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801-6914 or wheatonb@gtlaw.com, or Jonathan M. Nathan, Adv., at Meitar Law Offices, our Israeli legal counsel, at +972-52-312-5574 or jonathann@meitar.com, with any questions, and please notify them when this request for acceleration has been granted.

Sincerely,

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer

CC:	Gil Maman
Biomotion Sciences

Mark S. Selinger, Esq.

Brian N. Wheaton, Esq.

Gary Emmanuel, Esq.

Greenberg Traurig, LLP

J. David Chertok, Adv.

Jonathan M. Nathan, Adv.

Elad Ziv, Adv.

Meitar Law Offices